

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 3, 2007

Mr. Paul H. Stebbins
Chairman of the Board and Chief Executive Officer
World Fuel Services Corporation
9800 Northwest 41st Street, Suite 400
Miami, FL 33178

> **Re: World Fuel Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-09533**

Dear Mr. Stebbins:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements, page 40

Note 1 – Nature of Business, Acquisitions and Significant Accounting Policies, page 45

Derivatives, page 48

1.   We note that you utilize derivative contracts to create fair value hedges for your marine, aviation and land fuels. In doing so, you state that you "use a three-year period in assessing the qualification" of your fair value hedges, and that you prospectively discontinue hedge accounting when the hedging relationship is

determined to be ineffective "over an extended period of time." Please address the following observations regarding your policy for such derivatives:

(a)   It appears that you have grouped inventory as a whole for purposes of your hedge effectiveness assessment. Tell us how your treatment complies with the guidance in paragraph 21(a)(1) of SFAS 133, as it pertains to proportional correlation between changes in the fair value of various components comprising your inventory, and changes in the fair value of inventory as a whole; and paragraph 21(e) of SFAS 133, by addressing the extent to which your hedging instruments are for the same commodity and in the same location as your inventory.

(b)   Considering that inventory is the hedged item, an asset you have classified as current, explain how the three-year assessment period you utilize is relevant and consistent with your stated risk management strategy. In this regard, please address the guidance in paragraphs 20(b) and 22 of SFAS 133, by showing how the hedging relationship you describe is expected to be highly effective at inception, and on a continuing basis, measured every three months.

(c)   Your policy to discontinue hedge accounting when the hedging relationship is determined to be ineffective "over an extended period of time," does not appear to comply with the guidance of paragraphs 25 and 26 of SFAS 133, specifying that hedge accounting shall be discontinued beginning in the period that any of the criteria set forth in paragraphs 20 and 21 is no longer met. Tell us why you believe this guidance does not apply to you.

Revenue Recognition, page 51

2.   You state that "Revenue is recognized when fuel deliveries are made and title passes to the customer, or as fuel related services are performed…." Please expand your disclosure to clarify how the timing of recognition correlates with the physical movement of product from your suppliers to your customers, and to describe the means by which conveyance and custody occurs. It should be clear who performs such product conveyance or service (you or third parties), and the point at which ownership and all risk of loss transfers to the buyer. It should also be clear how you are able to establish compliance with each of the criteria described in SAB Topic 13 at the point of recognition. Additionally, considering your segment disclosures on pages 2 and 3, in which you state that you act as a reseller, arrange to have product delivered by your suppliers directly to customers, and enter into derivative contracts, please submit the analyses that you performed under EITF 99-19 and EITF 02-3 in determining you would not need to report revenues on a net basis.

Note 5 – Commitments and Contingencies, page 67

Legal Matters, page 70

3.   We note your disclosures regarding various litigation contingencies, and though you state that you cannot estimate your "ultimate" exposure, you indicate that a ruling against you in any of the proceedings "could have a material adverse effect...." Please expand your disclosures to clearly indicate the extent to which an accrual has been made for each of the matters mentioned, and also to include your estimate of the range of reasonably possible additional loss, beyond the amounts accrued. Similar disclosures should be made under "Legal Proceedings" on page 13. You may refer to SFAS 5, FIN 14 and SAB Topic 5:Y if you require further clarification or guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief